Ranjodh Singh Boparai

Education

8/2006 to 6/2010 – University of Pittsburgh Honors College
      Majors: Neuroscience; History and Philosophy of Science
      Minor: Chemistry
      Degrees: Bachelor of Philosophy & Bachelor of Science, *summa cum laude*

08/2012 to 06/2017 – Weill Cornell Medical College
      Degree: Doctor of Medicine, *Alpha Omega Alpha*, Honors in Research

06/2017 to 06/2018 – Montefiore New Rochelle Hospital, New Rochelle, NY
      Medicine Intern

07/2018 to Present – WillsEye Hospital, Philadelphia, PA
      Ophthalmology Resident

Professional and Academic Positions

01/2008 to 08/2010 – Research Assistant, Dr. Rachel Berger, Children's Hospital of Pittsburgh of UPMC
06/2009 to 08/2010 – COO & Co-Founder, Butterfly Medical Foundation
09/2009 to 05/2010 – Co-Founder & President, Phi Beta Kappa Undergraduate Organization, *Xi Chapter*
08/2010 to 07/2011 – Program Manager, Manzil, New Delhi, India
09/2011 to 06/2012 – Program Manager, NYCRx, New York, NY
10/2012 to 06/2016 – Research Fellow, Dr. Mark Souweidane, Weill Cornell Medical College
07/2014 to 06/2015 – Paul Calabresi Medical Student Fellow, PhRMA Foundation
07/2015 to 06/2016 – Carolyn L. Kuckein Student Research Fellow, Alpha Omega Alpha
06/2017 to 06/2018 – Intern Class Representative, Montefiore New Rochelle Hospital
07/2018 to Present – Program Evaluation Committee Representative, WillsEye Hospital
08/2019 to Present – Post-Graduate Research Fellow, Alpha Omega Alpha
04/2019 to Present – CEO & Co-Founder, CorneaCare Inc.

Academic Awards & Scholarships

2006 – National Honor Society
2006 – Rotary Student of the Month
2006 – University of Pittsburgh Tuition Scholarship
Dean's Stars List (GPA 4.0): Spring 2008, Fall 2008, Fall 2009, Spring 2010
Dean's Honors List (GPA 3.5-4.0): Spring 2007 (GPA 3.79), Fall 2007 (GPA 3.95), Spring 2009 (GPA 3.95)
2009 – Phi Beta Kappa
2010 – All-USA College Academic Third Team, USA Today
2010 – University of Pittsburgh Honorary Bachelor of Philosophy Degree
2011 – Segal AmeriCorps Education Award
2012 – Thomas McGovern Scholarship

2012 – East River Medical Imaging Scholarship
2013 – Hochstein Scholarship
2014 – Uris Scholarship
2014 – Class of 1971 Scholarship
2016 – Alpha Omega Alpha
2017 – MD with Honors in Research
2017 – Hope Babette Tang Humanism in Healthcare Essay Contest Honorable Mention
2017 – Clarence C. Coryell Prize in Surgery
2017 – Harold G. Wolff Research Prize

Fellowships & Grants

2008 – Chancellor Undergraduate Research Fellowship, University of Pittsburgh Honors College
2009 – Brackenridge Summer Research Fellowship, University of Pittsburgh Honors College
2009 – Chancellor Undergraduate Teaching Fellowship, University of Pittsburgh Honors College
2009 – Children's Hospital of Pittsburgh of UPMC Summer Fellowship
2010 – Indicorps Fellowship
2011 – Public Allies Apprenticeship
2012 – New York Community Trust Research Grant
2012 – Citizens Committee for New York City Neighborhood Grant
2013 – American Association of Neurological Surgeons Medical Student Summer Fellowship
2013 – Alex Lemonade Stand Foundation Pediatric Oncology Student Training Fellowship
2013 – American Brain Tumor Association Medical Student Fellowship
2013 – Weill Cornell Medical College Clinical Translational Science Center Summer Fellowship
2014 – St. Baldrick's Summer Fellowship, St. Baldrick's Foundation
2015 – Paul Calabresi Medical Student Fellowship, PhRMA Foundation
2016 – Carolyn L. Kuckein Student Research Fellowship, Alpha Omega Alpha
2019 – Post-Graduate Research Fellowship, Alpha Omega Alpha

Community Service & Extracurricular Activities

09/2006 to 04/2009 – Sigma Chi Community Service Projects: Adopt a Block, Pittsburgh Union Project, Habitat
    for Humanity, Animal's Friends and Make a Wish Foundation
01/2009 to 01/2010 – ESL Tutor, Facilitating Opportunities for Refugee Growth and Development
01/2012 to 08/2012 – Co-Founder, FreshPress Project at Fresh Youth Initiatives, New York, NY
09/2012 to 09/2014 – Secretary, Medical Student Executive Committee, WCMC
09/2012 to 05/2013 – Student Doctor, Integrating Transdisciplinary Education at Cornell Hunter, WCMC,
09/2012 to 05/2014 – Mentor, Health Professions Recruitment and Exposure Program, WCMC
09/2012 to 05/2014 – Student Doctor, Longitudinal Educational Experience Advancing Patient Partnerships
08/2013 to 11/2013 – Student Course Representative, Brain and Mind, WCMC
09/2014 to 06/2016 – Member and Contributor, Children's Brain Tumor Project, WCMC

Scholarly Memberships

08/2017 to Present – American Medical Association
07/2018 to Present – American Academy of Ophthalmology
07/2018 to Present – Philadelphia Medical Society

07/2018 to Present – Pennsylvania Academy of Ophthalmology

Peer-Reviewed Publications

1. **Singh R**, Squires J, Fromkin JB, Berger RP (2012). Assessing the use of follow-up skeletal surveys in children with suspected physical abuse. *J Trauma Acute Care Surg*; 73 (4)
2. Ho SL, **Singh R**, Zhou Z, Lavi E, Souweidane MM (2015). Toxicity Evaluation of Prolonged Convection-Enhanced Delivery of Small-Molecule Inhibitors in Naïve Rat Brainstem. *Child's Nervous System*; 31 (2)
3. **Singh R**, Cope WP, Zhou Z**,** Boockvar JA, Tsiouris AJ (2015). Isolated Cortical Vein Thrombosis: Case Series. *J of Neurosurgery*; 123 (2)
4. Zhou Z, Ho SL, **Singh R**, Pisapia DJ, Souweidane MM (2015). Toxicity evaluation of convection-enhanced delivery of small-molecule kinase inhibitors in naïve mouse brainstem. *Child's Nervous System*; 31 (4)
5. Morgenstern P, Hoffman C, Kocharian G, **Singh R,** Stieg PE, Souweidane MM (2016). Postoperative imaging for detection of recurrent arteriovenous malformations in children. *J of Neurosurgery: Pediatrics*; 17 (2)
6. Chohan MO, Levin A, **Singh R,** Zhou Z, Green C, Kazam J, Tsiouris AJ, Anand V, Schwartz T (2016). Three-dimensional volumetric measurements in defining endoscope-guided giant adenoma surgery outcomes. *Pituitary*; 19 (3)
7. Guisado D, **Singh R**, Minkowitz S, Zhou Z, Haque S, Peck KP, Young R, Tsiouris AJ, Souweidane M, Thakur S (2016). A novel methodology for applying multi-voxel MR spectroscopy to evaluate convection-enhanced drug delivery in diffuse intrinsic pontine gliomas. *AJNR*; 37 (7)
8. Zhou Z, **Singh R**, Souweidane MM (2016). Convection-enhanced Delivery for Diffuse Intrinsic Pontine Glioma Treatment. Current *Neuropharmacology;* 15 (1)
9. **Singh R**, Kesavbhotla K, Kishore S, Zhou Z, Tsiouris AJ, Boockvar JA, Kovanlikaya, I (2016). Dynamic susceptibility contrast – enhanced MR perfusion imaging in assessing recurrent glioblastoma response to superselective intra-arterial bevacizumab therapy. *AJNR*; 37 (10)
10. **Singh R**, Ryan C, Chohan O, Tisnado J, Hadjigeorgiou GF, Bilsky MH (2016). Intracranial meningioma with vertebral or intraspinal metastasis: report of 2 cases and review of the literature. *J of Neurosurgery: Spine*; 25 (6)
11. **Singh R**, Zhou Z, Tisnado J, Haque S, Peck KK, Young RJ, Tsiouris AJ, Thakur S, Souweidane MM (2016). A Novel Magnetic Resonance Imaging Segmentation Technique for Determining Diffuse Intrinsic Pontine Glioma Tumor Volume. *J of Neurosurgery: Pediatrics*; 18 (5)
12. Uppstrom TJ, **Singh R**, Hadjigeorgiou G, Magge R, Ramakrishna R (2016). Repeat surgery for recurrent low-grade gliomas should be standard of care. *Clinical Neurology and Neurosurgery*; 151
13. Hadjigeorgiou G, **Singh R,** Karageorgos A., Anagnostopoulos, C., Vranos, G., Petsanas, A (2016). Traumatic pneumorrachis after isolated head injuries: an up-to-date review. *J of Clinical Neurosci*; 34
14. Hadjigeorgiou G., **Singh R**, Dardiotis E, Paterakis K, Fountas K (2017). Traumatic Brain Injury and Gene Knockout Animal Models: An up-to-date review. *J of Neurosurgical Sciences*; 61 (6)
15. **Singh R,** Dohlman TH, Sun G (2017). Immediate sequential bilateral cataract surgery: Advantages and disadvantages. *Current Opinions in Ophthalmology*; 28 (1)
16. Wu YL, Maachani UB, Schweitzer M, **Singh R**, Wang M, Chang R, Souweidane MM (2017). Dual inhibition of PI3K/AKT and MEK/ERK pathways induces synergistic anti-tumor effects in diffuse intrinsic pontine glioma cells. *Translational Oncology*; 10 (2)
17. Zhou Z**,** Luther N, **Singh R,** Boockvar JA, Souweidane MM, Greenfield JP (2017). Glioblastoma Spheroids Produce Infiltrative Gliomas in the Rat Brainstem. *Child's Nervous System*; 33 (3)

18. Patel SN, **Singh R**, Campbell JP, Jonas KE, Ostmo S, Chiang MF, Paul Chan RV, on behalf of the i-ROP research consortium (2017). Inconsistencies in the Diagnosis of Aggressive Posterior Retinopathy of Prematurity. *J of VitreoRetinal Disease*; 1 (3)

19. **Singh R,** Bellat V, Wang M, Schweitzer M, Wu YL, Tung C, Law B, Souweidane MM (2017). Volume of distribution and clearance of peptide-based nanofiber from brain interstitium post convection-enhanced delivery. *Journal of Neurosurgery*; 129 (1)

20. Galla N, Chiang G, Chakraborty S, **Singh R**, Tsiouris AJ, Boockvar JA, Kovanlikaya I (2017). Apparent diffusion coefficient changes predict survival after intra-arterial bevacizumab treatment in recurrent glioblastoma. *Neuroradiology*; 59 (5)

21. Chohan MO, Ryan C, **Singh R,** Lanning R, Reiner A, Rosenblum M, Tabar V, Gutin P (2017). Predictors of Treatment Response and Survival Outcomes in Meningioma Recurrence with Atypical or Anaplastic Histology. *Neurosurgery*; 82 (6)

22. Wang M, Kommidi H, Tosi U,Guo H, Zhou Z, Schweitzer ME, Wu YL, **Singh R**, Hou S, Law B, Ting R, Souweidane MM (2017). A murine model for quantitative, real-time evaluation of convection-enhanced delivery (RT-CED) using an ^{18}[F]-positron emitting, fluorescent derivative of dasatinib. *Molecular Cancer Therapeutics*; 16 (2)

23. Patel SN, **Singh R**, Campbell JP, Jonas KE, Ostmo S, Chiang MF, Paul Chan RV, on behalf of the i-ROP research consortium (2018). Telemedical Diagnosis of Stage 4 and Stage 5 Retinopathy of Prematurity. *Ophthalmology Retina*; 2 (1)

24. **Boparai RS**, Levin A, Dunbar KE, Lelli GJ (2018). Morbihan disease treatment: Two case reports and a systematic literature review. *Ophthalmic Plastic and Reconstructive Surgery*; 35 (2)

25. Price JM, **Boparai RS**, Wasserman BN (2019). Congenital fibrosis of the Extraocular muscles: Review of Recent Literature. *Current Opinions in Ophthalmology*; 30 (5)

26. Gervasia KA, Mellen PL, **Boparai RS**, Soares RR, Fastenberg J, Chaskes M, Rabinowitz MP, Rabinowitz MR (2019). Combined endoscopic and external resection of an inverted papilloma of the lacrimal sac: a case report and review of the literature. *Allergy & Rhinology*; 10 (eCollection)

27. **Boparai RS**, Maeng MM, Dunbar KE, Godfrey KJ, Tooley AA, Maher M, Kazim M (2020). Comparing Image Segmentation Techniques for Determining Three-Dimensional Orbital Cavernous Hemangioma Size on Magnetic Resonance Imaging. (Accepted *Ophthalmic Plastic and Reconstructive Surgery*)

28. Ali FS, Jenkins TL, **Boparai RS**, Obeid A, Ryan ME, Wibblesman BS, Chiang A, Garg SJ (2020). Aqueous Chlorhexidine Compared to Povidone Iodine as Ocular Antisepsis Prior to Intravitreal Injection: A Randomized Clinical Trial. (Accepted *Ophthalmology Retina*)

Non Peer-Reviewed Publications (Book Chapters)

1. **Singh R**, Lelli GJ (2017). Zygomatic Bone. In U Schmidt-Erfurth & T Kohnen (Eds) *Encyclopedia of Ophthalmology*. Heidelberg, Germany: Springer.

2. **Singh R**, Lelli GJ (2017). Zygomaticofacial Canal. In U Schmidt-Erfurth & T Kohnen (Eds) *Encyclopedia of Ophthalmology*. Heidelberg, Germany: Springer.

3. **Singh R**, Lelli GJ (2017). Zygomaticotemporal Canal. In U Schmidt-Erfurth & T Kohnen (Eds) *Encyclopedia of Ophthalmology*. Heidelberg, Germany: Springer.

4. **Singh R**, Dunbar KE, Lelli GJ (2017). Three-Dimensional Computed Tomography, in Orbital Evaluation. In U Schmidt-Erfurth & T Kohnen (Eds) *Encyclopedia of Ophthalmology*. Heidelberg, Germany: Springer.

5. **Singh R**, Dunbar KE, Lelli GJ (2017). Sweat Glands of Eyelid. In U Schmidt-Erfurth & T Kohnen (Eds) *Encyclopedia of Ophthalmology*. Heidelberg, Germany: Springer.

6. **Singh R**, Dunbar KE, Lelli GJ (2017). Tarsal Muscles Inferior. In U Schmidt-Erfurth & T Kohnen (Eds) *Encyclopedia of Ophthalmology*. Heidelberg, Germany: Springer.

7. Dunbar KE, **Singh R**, Lelli GJ (2017). Rosengren-Doane Tear Pump. In U Schmidt-Erfurth & T Kohnen (Eds) *Encyclopedia of Ophthalmology*. Heidelberg, Germany: Springer.
8. Dunbar KE, **Singh R**, Lelli GJ (2017). Whitnall's Ligament (Superior Transverse Ligament). In U Schmidt-Erfurth & T Kohnen (Eds) *Encyclopedia of Ophthalmology*. Heidelberg, Germany: Springer.
9. **Singh R**, Dunbar KE, Lelli GJ (2017). Temporal Artery, Eye Supplied by. In U Schmidt-Erfurth & T Kohnen (Eds) *Encyclopedia of Ophthalmology*. Heidelberg, Germany: Springer.
10. **Singh R**, Dunbar KE, Lelli GJ (2017). Temporal Vein, Eyelid Drained by. In U Schmidt-Erfurth & T Kohnen (Eds) *Encyclopedia of Ophthalmology*. Heidelberg, Germany: Springer.
11. Chen AJ, **Singh R**, Lelli GJ (2017). Retro-Orbicularis Oculi Fat. In U Schmidt-Erfurth & T Kohnen (Eds) *Encyclopedia of Ophthalmology*. Heidelberg, Germany: Springer
12. Chen AJ, **Singh R**, Lelli GJ (2017). Tarsotomy. In U Schmidt-Erfurth & T Kohnen (Eds) *Encyclopedia of Ophthalmology*. Heidelberg, Germany: Springer
13. **Singh R**, Chen AJ, Lelli GJ (2017). Reflex Tear Arc. In U Schmidt-Erfurth & T Kohnen (Eds) *Encyclopedia of Ophthalmology*. Heidelberg, Germany: Springer
14. **Singh R**, Chen AJ, Lelli GJ (2017). Shave Biopsy. In U Schmidt-Erfurth & T Kohnen (Eds) *Encyclopedia of Ophthalmology*. Heidelberg, Germany: Springer

Abstracts & Presentations

1. **Singh R**, Duffy SO. Squires J, Fromkin JB, Berger RP (2010). Assessing the use of follow-up skeletal surveys in children with suspected physical abuse. *Abstract presented at Pediatric Academic Societies Annual Meeting*
2. **Singh R**, Zhou Z, Tisnado J, Haque S, Souweidane MM (2014). Using Magnetic Resonance Imaging and Manual and Auto Segmentation Techniques to Determine Diffuse Intrinsic Pontine Gliomas Tumor Volume. *Abstract presented at AANS Annual Scientific Meeting*
3. Ho SL, **Singh R**, Zhou Z, Souweidane MM (2014). Toxicity Evaluation of Single and Multi-Drug Metronomic Convection-Enhanced Delivery in the Rat Brainstem. *Abstract presented at AANS Annual Scientific Meeting*
4. Zhou Z, **Singh R**, Voss H, Souweidane, MM (2014). Fluid Distribution During and After Convection-Enhanced Delivery. *Abstract presented at AANS Annual Scientific Meeting*
5. Guisado D, **Singh R**, Minkowitz S, Souweidane, M. Tsiouris, A.J., Young, R., Peck, K., Thakur, S., Haque, S (2014). Evaluation of CED treatment response in patients with diffuse intrinsic pontine gliomas using MR spectroscopy. *Abstract presented at Memorial Sloan Kettering Cancer Center Research Day*
6. Hoffman C, Morgenstern P, Kocharian G, **Singh R**, Stieg PE, Souweidane MM (2014). Utility of MRI in Detecting AVM Recurrence in Children. *Abstract presented at AANS/CNS Section on Pediatric Neurosurgery*
7. Chohan MO, Lanning RM, Ryan C, **Singh R**, Rosennblum MK, Tabar V, Gutin P (2015). Treatment outcomes in recurrent atypical and anaplastic meningioma. *Abstract presented at Congress of Neurosurgeons Annual Meeting*
8. Lanning RM, Chohan MO, Ryan C, **Singh R**, Kohutek ZA, Ogilvie SQ, Cambridge L, Yamada Y, Tabar V, Beal K, Gutin PH (2015). Outcomes after Salvage Re-Irradiation for Recurrent Meningioma. *Abstract presented at ASTRO Annual Meeting*
9. Chohan MO, Levin A, **Singh R**, Zhou Z, Green C, Kazam J, Tsiouris AJ, Anand V, Schwartz T (2016). Two-dimensional planar measurements versus three-dimensional volumetric measurements in defining giant adenoma surgery outcomes. *Oral presentation at Annual North American Skull Base Society Meeting*

10. Galla N, Chiang G, Chakraborty S, **Singh R**, Tsiouris AJ, Boockvar JA, Kovanlikaya I (2016). The change in the apparent diffusion coefficient values predicts survival after intra-arterial bevacizumab administration in patients with recurrent glioblastomas. *Abstract presented at ASNR*

11. Kossatz S, Carney B, Schweitzer M, Machaani UB, **Singh R**, Weber WW, Souweidane MM, Reiner T (2016). A Novel PARP1 Targeted Biomarker for Imaging of DIPG. *Abstract presented at EMIM*

12. Wu YL, Maachani U, Schweitzer M, Becher OJ, Wang M, **Singh R**, Zhou Z, Souweidane MM (2016). Targeting multiple nodes in the RTK-PI3K/AKT/mTOR signaling pathway in a $p53^{-/-}$ mouse model of DIPG induces G2/M phase cell cycle arrest. *Abstract presented at AACR*

13. Wang M, Zhou Z, Kommidi H, Schweitzer M, Chan M, Wu YL, **Singh R**, Ting R, Souweidane MM (2016). Intra-cerebral pharmacokinetic monitoring of a tyrosine kinase inhibitor (theranostic 18[F]-PET/NIRF labeled dasatinib) delivered via convection-enhanced delivery. *Abstract presented at AACR*

14. Kossatz S, Carney B, Schweitzer M, Machaani UB, **Singh R**, Weber WW, Souweidane MM, Reiner T (2016). PARP1 as a novel biomarker for *in vivo* delineation of Diffuse Intrinsic Pontine Glioma. *Abstract presented at WMIC*

15. Hadjigeorgiou G, Petsanas A, Siokas V, Dardiotis E, Symos NC, **Singh R**, Rallis D, Skafida A, Alexopouls G (2016). Foot-drop as a result of a intraneural ganglion cyst. *Abstract presented at ENAS Congress*

16. Hadjigeorgiou GF, Archontakis E, Drosos E, Pikis S, **Singh R**, Petrosyan T, Kelesis C, Arealis G, Hadjigeorgiou FG (2016). Embolization as a stand-alone treatment for the complete angiographic obliteration of intracranial AVM. *Abstract presented at ENAS Congress*

17. Gupta MP, Patel S, **Singh R**, Jonas KE, Ostmo S, Petrakos P, Campbell JP, Chiang MF, Chan RV (2017). Inconsistencies in the diagnosis of aggressive posterior retinopathy of prematurity. *Abstract presented at ARVO*

18. Port A, **Singh R**, Kornberg D, Orlin A, D'Amico D, Gupta MP, Szillard K (2017). Non-Mydriatic Retina Evaluation with Macular OCT and Ultra-Widefield Fundus Photographs in Pregnant or Nursing Patients. *Abstract presented at ARVO*

19. **Boparai RS**, Carrasco J (2018). Granulomatous with polyangiitis presenting as bilateral dacryocystitis. *Presented at WillsEye Hospital Chief's Rounds*

20. **Boparai RS**, Pro MJ (2018). Minimally invasive glaucoma surgery (MIGS): Revision versus second surgery with Xen gel stent. *Presented at WillsEye Hospital Visiting Professor Rounds on 4 Dec 2018.*

21. **Boparai RS** (2019). Chronic endophthalmitis. *Presented at WillsEye Hospital Chief's Rounds.*

22. **Boparai RS** (2020). Frosted branch angitis. *Presented at WillsEye Hospital Chief's Rounds.*

23. **Boparai RS** (2021). Hyphema and Sickle Cell Disease. *Presented at WillsEye Hospital Chief's Rounds.*

Ongoing Research Projects

1. Impact of Alpha-1 Antitrypsin Deficiency on Eyelid Function
   08/2019 to Present
   Support: Alpha Omega Alpha, WillsEye Hospital
   Role: Investigator, Fellowship Recipient
   PI: Sathyadeepak Ramesh, MD

Completed Research Projects

1. Assessing the use of follow-up skeletal surveys in children with suspected physical abuse
   05/2009 to 08/2010
   Support: University of Pittsburgh Honors College
   Role: Fellowship Recipient
   PI: Rachel P. Berger, MD
2. Asessing beliefs about medications of stakeholders involved in the care of patients with type II diabetes
   09/2011 to 06/2012
   Support: New York Community Trust
   Role: Investigator
   PI: Sarah Sheffield, MPA
3. Impact of brain tissue biopsy on distribution and concentration of infused agents in the pig brain
   11/2012 to 06/2013
   Support: Alex Lemonade Stand Foundation
   Role: Fellowship Recipient
   PI: Mark M. Souweidane, MD, FACS, FAAP
4. Using magnetic resonance imaging to determine Gd-DTPA concentration in vivo
   06/2013 to 08/2013
   Support: American Association of Neurological Surgeons
   Role: Fellowship Recipient
   PI: Mark M. Souweidane, MD, FACS, FAAP
5. Chronic toxicity evaluation of long-term convection-enhanced delivery of dasatinib, everolimus and perifosine in rat brainstem
   01/2013 to 10/2013
   Support: New York Community Trust
   Role: Investigator
   PI: Mark M. Souweidane, MD, FACS, FAAP
6. Using K-means clustering to determine diffuse intrinsic pontine gliomas tumor volume
   08/2013 to 08/2014
   Support: Departments of Radiology and Neurosurgery, Memorial Sloan Kettering Cancer Center
   Role: Investigator
   PI: Sofia Haque, MD
7. Fluid distribution during and after convection-enhanced delivery (CED)
   10/2013 to 09/2015
   Support: Department of Neurological Surgery, Weill Cornell Medical College
   Role: Investigator
   PI: Zhiping Zhou, MD, PhD; Mark M. Souweidane, MD, FACS, FAAP
8. Using MRI biomarkers to assess tumor grade, clinical course and outcome in brain tumor patients

10/2013 to 07/2017
Support: Department of Radiology, Weill Cornell Medical College
Role: Investigator
PI: Apostolos J. Tsiouris, MD

9. Telemedical Diagnosis and Management of Stage 4, Stage 5, and Aggressive Posterior Retinopathy of Prematurity
01/2016 to 06/2017
Support: Department of Ophthalmology, Weill Cornell Medicine; Illinois Eye and Ear Infirmary
Role: Investigator
PI: R.V. Paul Chan, MD

10. Convection-Enhanced Delivery of ^{124}I-8H9 for Patients With Non-Progressive Diffuse Pontine Gliomas Previously Treated With External Beam Radiation Therapy (NCT01502917)
12/2011 to 06/2017
Support: Cookies for Kids' Cancer, Lyla Nsouli Foundation, Christian Rivera Foundation
Role: Investigator
PI: Mark M. Souweidane, MD, FACS, FAAP

11. Molecularly-Defined Combinatorial Targeted Therapy in a Diffuse Intrinsic Pontine Glioma Mouse Model Using Convection-Enhanced Delivery
07/2014 to 06/2017
Support: St. Baldrick's Foundation, PhRMA Foundation, Alpha Omega Alpha
Role: Investigator, Fellowship Recipient
PI: Mark M. Souweidane, MD, FACS, FAAP

12. Use of Ultra-Wide-Field Imaging in Pregnancy
12/2015 to 07/2017
Support: Department of Ophthalmology, Weill Cornell Medicine
Role: Investigator
PI: Szilard Kiss, MD

13. Comfort and Antimicrobial Efficacy with Povidone Iodine and Aqueous Chlorhexidine as Ocular Surface Disinfectant Prior to Intravitreal Injection
10/2018 to 02/2020
Support: MidAtlantic Retina, WillsEye Hospital
Role: Investigator
PI: Sunir Garg, MD

14. Using novel image segmentation methods to determine orbital tumor volume
08/2017 to 05/2020
Support: Edward S. Harkness Eye Institute, WillsEye Hospital
Role: Investigator
PI: Michael Kazim, MD